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April 26, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Celeste M. Murphy
Joshua Shainess

Re:	Players Network
Amendment No. 1 to Registration Statement on Form S-1
Filed March 1, 2018
File No. 333-222579

Ladies and Gentlemen:

On behalf of our client, Players Network (“Players Network” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 9, 2018 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, Players Network has revised the Registration Statement and is filing Amendment No. 2 thereto with this response letter (the “Amendment”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

U.S. Securities and Exchange Commission

April 26, 2018

Amendment No. 1 to Form S-1
General

1.	We note your response to comment 1 and your disclosure in note 3 to the Selling Stockholder table on page 12. You disclose that if all 75,400,000 shares subject to this prospectus were included as beneficially owned by Kodiak, Kodiak would beneficially own approximately 11.4% of your outstanding shares of common stock. It appears this percentage would exceed the allowed ownership percentages set forth under the terms of the Purchase Agreement and the terms of the Kodiak warrant, leading to the conclusion that Kodiak is not irrevocably bound to purchase all of the Company’s common stock under the Purchase Agreement. Accordingly, please explain to us how this registration statement will comply with our accommodation permitting the resale offering of shares to be issued under an equity line agreement

As discussed with the Staff, to address the above comment, the Company and Kodiak have entered into an amendment to the Kodiak warrant (as so amended, the “Kodiak Warrant”), which amendment has been filed as exhibit 4.18 to the Registration Statement. Following such amendment, the Kodiak Warrant cannot be exercised if the exercise could allow Kodiak to avoid its obligations under a Put Notice pursuant to the 9.99% blocker under the Purchase Agreement. Specifically, the Kodiak Warrant cannot be exercised by Kodiak if following such exercise, adding the number shares of common stock purchased upon such exercise to the number of shares that may be purchased at any time under the Purchase Agreement (together with any other shares then beneficially held by Kodiak), would result in Kodiak owning in excess of the 9.99% blocker limitation in the Purchase Agreement. Accordingly, the existence of the Kodiak Warrant has no impact on Kodiak’s obligation to purchase all 37,500,000 shares under the Purchaser Agreement, and Kodiak is irrevocably bound to purchase all of such shares.

The Company has revised the prospectus on pages 2, 12 and 25 to reflect the amended terms of the Kodiak Warrant.

Very truly yours,

/s/ Zev M. Bomrind

Zev M. Bomrind

cc:	Mark Bradley